For Period Ending 12/31/02
File No. 811-2224

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On October 25, 2002, Registrant purchased 3,500 shares issued by Wynn Resorts Ltd at a price of $13.00 per share, amounting to a $45,500 aggregate purchase price. Jeffries & Co., an affiliate of Wellington Management Company, LLP participated in the underwriting syndicate. Thomas Weisel Partners LLC was the broker from whom the Fund purchased shares.


MML Small Company Opportunities Fund (Series 13)

On November 22, 2002, Registrant purchased 13,000 shares issued by Safety Insurance Group Inc. at a price of $13.00 per share, amounting to a $169,000 aggregate purchase price. Jeffries & Co., an affiliate of David L. Babson & Company, Inc., participated in the underwriting syndicate. CS First Boston was the broker from whom the Fund purchased shares.